UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

September 02, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

SMITH & NEPHEW PLC

2 September 2026

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

This announcement is made in accordance with the UK Market Abuse Regulation (Regulation (EU) 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018).

1.   PERFORMANCE SHARE AWARD MADE UNDER THE PERFORMANCE SHARE PLAN 2026

On 1 September 2026, the following award of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") has been granted to Nate Folkert under the Smith & Nephew Performance Share Plan 2026. The award has been calculated using a market price of £11.0265, being the average of the quoted closing prices of a Share for the ten (10) dealing days immediately following the announcement of the Company's First Half results on 4 August 2026.

The award will vest on 15 March 2029 subject to the achievement of performance conditions measured over the period 1 January 2026 to 31 December 2028.

The number of shares subject to the above award are shown at maximum vesting. Should less than maximum vesting be achieved, Nate Folkert will receive a reduced number of shares in accordance with actual performance. Nate Folkert will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Performance Share award granted under the Smith & Nephew Performance Share Plan 2026.
Date of Transaction	2026 - 09 - 01
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (£)	Volume	Aggregated information
Nate Folkert (President, Orthopaedics)	PDMR	11.0265	117,933	N/A Single Transaction

2.   AWARD MADE UNDER THE RESTRICTED SHARE PLAN 2024

On 1 September 2026, the following award of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") were granted to Nate Folkert under the Smith & Nephew Restricted Share Plan 2024. The award has been calculated using a market price of £11.0265, being the average of the quoted closing prices of a Share for the ten (10) dealing days immediately following the announcement of the Company's First Half results on 4 August 2026.

The award will vest in equal annual tranches over three years following the award date. Each vesting is subject to Nate Folkert remaining in the employment of the Group on the vesting dates, not being under notice and not having achieved an "unsatisfactory performance" rating for his personal performance in the year prior to each vesting date.

Nate Folkert will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant vesting period.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Restricted Share award granted under the Smith & Nephew Restricted Share Plan 2024
Date of Transaction	2026 - 09 - 01
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (£)	Volume	Aggregated information
Nate Folkert (President, Orthopaedics)	PDMR	11.0265	67,164	N/A Single Transaction

Helen Barraclough
Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: September 02, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary